Exhibit 99.1

Telesat secures $2.3 billion Arctic military satcom contract, expanding Telesat Lightspeed network and capacity by 44%

Largest contract in company’s six-decade history expands Telesat Lightspeed constellation to 225 satellites and delivers secure Mil-Ka Arctic connectivity for the
Canadian Armed Forces

OTTAWA, CANADA – August 4, 2026 – Telesat LEO ULC, a subsidiary of Telesat Corporation (Nasdaq and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced that it has signed a $2.3 billion Telesat Lightspeed services contract with Canada’s Defence Investment Agency (DIA) to deliver secure Military Ka-band (Mil-Ka) Arctic connectivity to the Canadian Armed Forces (CAF) under the Enhanced Satellite Communications Project – Polar (ESCP-P) program. The contract also includes two five-year option periods valued at approximately $200 million each, bringing the total contract value to $2.7 billion. All amounts are in Canadian dollars unless otherwise noted.

The contract is for a period of 15 years of service, including the option years, with service under the contract beginning in 2028. The expected start of Telesat Lightspeed global service delivery remains on track for Q1 2028.

This is the largest contract in Telesat’s history and will significantly expand the scale and capacity of the Telesat Lightspeed network, positioning the company for accelerated growth. This agreement allows Telesat to immediately expand its Telesat Lightspeed network by 69 fully funded satellites, bringing the initial constellation from 156 to 225 satellites, all to be built by MDA Space, with both commercial and Mil-Ka capacity. The expansion will be funded through milestone-based payments from the Government of Canada starting in Q3 2026.

“This contract ensures the Canadian Armed Forces will have access to secure, resilient and sovereign connectivity years earlier than originally planned, at a great value for money, and with a scalable architecture designed to meet future global operational requirements and support interoperability with Canada’s allies and partners,” said Dan Goldberg, Telesat’s President and CEO. “High speed and low latency connectivity is critical for modern military forces, and Telesat Lightspeed is expected to be foundational for future CAF and allied governments’ operations.”

Goldberg added, “This contract also represents a step change in the scale and commercial potential of Telesat Lightspeed. The significant expansion of our constellation, combined with burgeoning demand for secure satellite communications worldwide, positions us to accelerate the growth of our business while serving the evolving and mission critical requirements of defence and commercial customers.”

This initial contract represents the first phase of the ESCP-P deliverables to meet the Mil-Ka service capability with Telesat Lightspeed. Under the agreement announced today, Telesat will deliver Mil-Ka connectivity across Canada’s Arctic region to the CAF, spanning 65 to 90 degrees North latitude. The Mil-Ka portion of the ESCP-P program also includes end-to-end network integration services – including user terminals, ground and control infrastructure, training, and support services – which will be covered under a separate agreement between the DIA and Telesat.

With secure Mil-Ka capabilities integrated into the constellation, Telesat Lightspeed is positioned to meet not only Canada’s Arctic requirements but also the broader needs of NATO members and other allied partners, supporting interoperability and mission coordination across geographic regions and warfighting domains.

The 69 additional Telesat Lightspeed satellites announced today will be built by MDA Space at its state-of-the-art, high-volume satellite manufacturing facility in Montreal and launched by SpaceX on already-secured Falcon 9 rockets in addition to another Falcon 9 rocket that remains subject to the completion of a launch services agreement. This expansion brings Telesat’s total expected investment in its network of 225 satellites to approximately $7 billion, with $2.7 billion invested to date. The program is expected to create and sustain thousands of high-quality jobs in Canada, spur domestic exports, and ensure Canada is at the forefront of the New Space Economy.

The ESCP-P program also includes an Ultra-High Frequency (UHF) and X-band constellation and services, for which MDA Space will be the prime contractor responsible for end-to-end mission delivery. MDA Space continues to advance the definition and development of this portion of the ESCP-P program, for which Telesat will serve as a key subcontractor, including acting as the overall systems integrator for the implementation of the Mil-Ka, UHF, and X band networks.

Investor Call

Telesat will host an investor call on August 4, 2026, at 8:30 am EDT to discuss the contract and the company’s updated financial outlook.

Webcast:

The investor call, including accompanying slides, can be accessed on a listen-only basis, at https://edge.media-server.com/mmc/p/48zvan8d/

Dial-in instructions:

The toll-free dial-in number for the teleconference is +1-800-715-9871. Callers outside of North America should dial +1-646-307-1963. The access code is 9712484 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (Telesat) and the name of the moderator (James Ratcliffe).

A copy of the presentation materials for the investor call will be made available on Telesat’s website at https://www.telesat.com/investor-relations/investor-relations-resources/ after the call.

About Telesat

Telesat Corporation (Nasdaq and TSX: TSAT) (“Telesat”) is a global satellite operator and leader in advanced satellite communications, redefining connectivity through its Telesat Lightspeed Low Earth Orbit (LEO) network.

Designed from inception for interoperability with enterprise and government applications, Telesat Lightspeed delivers secure, resilient, high-performance broadband Carrier Ethernet connectivity with fibre-like speeds. Its advanced, software-defined architecture supports both commercial and military Ka-band services, enabling mission-critical communications with enhanced security and protection against evolving threats. Purpose-built to meet the most demanding requirements, Telesat Lightspeed provides telecom, enterprise, aviation, maritime and defence customers with unprecedented flexibility and control to dynamically manage their own services and deliver differentiated, end-to-end connectivity solutions worldwide.

With nearly 60 years of innovation, engineering excellence and a collaborative approach to customer success, Telesat is uniquely positioned to deliver secure, scalable and future-ready connectivity solutions that help customers solve their most complex communications challenges, drive growth, and achieve mission success. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Media Contact

Monique Scotti

pr@telesat.com

W2 Communications for Telesat

telesat@w2comm.com

Investor Relations Contact:

James Ratcliffe

+1 613 748 8424

ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including, but not limited to, the estimated timing of the commencement of global commercial service on Telesat Lightspeed, commencement of service under specific contracts, the impact of certain contracts on Telesat’s scale and capacity, the timing of milestone payments under certain contracts, the impact of certain contracts on the Canadian economy, the growth opportunities of Telesat Lightspeed and the increasing demand from defence and other vertical segments and the execution of additional contracts in the future and are “forward-looking statements’’ and “forward looking information” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “ensure,” “planned,” “anticipates,” “expected,” “positioned,” or similar expressions, are forward-looking statements. In addition, Telesat or its representatives have made or may make forward-looking statements, provide forward-looking information, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities, and news releases or oral statements made with the approval of an authorized executive officer of Telesat. All statements made in this news release are made only as of the date set forth at the beginning of this news release. Telesat undertakes no obligation to update the statements made in this news release in the event facts or circumstances subsequently change after the date of this news release.

These forward-looking statements and this forward-looking information are not guarantees of future performance, are based on Telesat’s current expectations, and are subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed, forecasted or implied in the forward-looking statements and forward-looking information.

Known risks and uncertainties include but are not limited to: risks associated with financial factors, including swings in the global financial markets, access to capital to construct our LEO satellite constellation and the ability to refinance Telesat GEO Inc.'s debt, the outcome of litigation related to Telesat GEO Inc.'s debt and the 62% equity distribution, volatility of securities values in an industry sector where values may be influenced by economic and other factors beyond Telesat’s control, inflation, rising or prolonged elevated interest rates, fluctuations in foreign exchange rates, and tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance or dependence on large customers; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all; the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including government restrictions and regulations, access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in our filings, including Telesat Corporation’s Annual Report on Form 20-F, Quarterly Reports on Form 6-K and other filings, made with the SEC and Canadian securities regulators, available at www.sec.gov and at www.sedarplus.ca.

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